

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2012

Via E-mail
Justin Enbody
Chief Financial Officer
Kennedy-Wilson Holdings, Inc.
9701 Wilshire Boulevard, Suite 700
Beverly Hills, California 90212

> **Re: Kennedy-Wilson Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 5, 2012**
> **File No. 333-184752**

Dear Mr. Enbody:

        We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   On the prospectus cover page you indicate that Kennedy-Wilson's debt securities "may be guaranteed" by Kennedy-Wilson Holdings and other subsidiaries. Please revise to clarify that such notes will be accompanied by a "full and unconditional" guarantee of Kennedy-Wilson Holdings or advise. Please refer to General Instructions I.C of Form S-3.

2.   Please note that when a trustee is to be designated on a delayed basis, the Form T-1 must be separately filed under the form type, "305B2." Please confirm that you are aware of your obligations under the Trust Indenture Act of 1939 regarding the statement of eligibility. Please refer to the Trust Indenture Act of 1939, Compliance and Disclosure Interpretations Question 220.01 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3386 with any questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Julian Kleindorfer
        Latham & Watkins LLP
        Via Email